November 7, 2024

David Koos
Chief Executive Officer
Regen BioPharma Inc.
4700 Spring Street, Suite 304
La Mesa, CA 91942

       Re: Regen BioPharma Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           Filed October 28, 2024
           File No. 024-12505
Dear David Koos:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Offering Statement on Form 1-A
Executive Compensation, page 24

1. Please revise to include executive compensation disclosure for the fiscal year ended
       September 30, 2024. Refer to Item 11 of Form 1-A.
Financial Statements, page 39

2. We refer to prior comment 1 and note that your amended offering statement includes audited financial statements for the fiscal year ended September 30, 2023.
       Please revise to include the date of the independent auditor's report.
3. We note that you have amended the Form 1-A offering statement to include unaudited financial statements for the fiscal year ended September 30, 2024. In your response letter, please tell us, as applicable, when you expect to have a PCAOB-registered auditor complete the audit for this period. Also, please confirm, as applicable, that you plan to file a post-qualification amendment to this Form 1-A once this audit is completed in order to include the audited financial statements for the fiscal year ended
       September 30, 2024 as well as a consent from this auditor.
 November 7, 2024
Page 2

General

4. We note that you have publicly released your financial statements for the fiscal year ended September 30, 2024 via this amended Form 1-A offering statement, but you have not presented any of this information in an Exchange Act report. Please tell us what consideration you have given to filing a Form 8-K under Item 2.02 relating to your results of operations and financial condition for the completed September 30,
       2024 fiscal period.
         We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 or Joe McCann at 202-551-6262 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Joseph Vaini